

Ed Ruscha (b. 1937)

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We privately secured our first offering from the artist's "City Lights" series because, since 1988, similar works from the series outperformed Ruscha's broader auction market by 6.7%, and a direct auction comp just sold for $2.6 million this past March.

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Initial Offering Price
$1,610,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works
16.8%

Sharpe Ratio	watch video
Ed Ruscha	▲0.85
All Art	0.28
S&P 500	0.56

59% Progress

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WHY WE LIKE THIS PAINTING

- In 2013, Times magazine ranked artist Ed Ruscha among the 100 most influential people in the world, and his text-based paintings, photography and artist books have influenced subsequent generations of artists, from Bruce Nauman to Christopher Wool.
- Our acquisitions team has reviewed almost 130 examples of work by Ruscha from around the world, many of which are priced in excess of $5 million. Of these 130 works, this is the third one we have selected to be offered on the Masterworks platform.
- The Painting belongs to Ruscha's iconic "City Lights" series, which he began in 1985 and was inspired by aerial views of Los Angeles at night, seen during the artist's frequent flights between Los Angeles and New York.
- Known for Ruscha's first time fully adopting airbrush as a medium, the "City Lights" series is considered one of the artist's most significant bodies of work and comprises approximately 65 examples, mostly created between 1985 and 1990.
- Similar works to the Painting are held in notable museum collections, including the Broad Art Foundation in Los Angeles, the Museum of Contemporary Art in Los Angeles, the San Francisco Museum of Modern Art and the Museum of Contemporary Art in Chicago, among others.
- As of October 14, 2022, the top three auction records for "City Lights" paintings have all achieved prices in excess of $4 million, and are led by *I Tried to Remember to Forget* (1986), which sold for $8.2 million in May 2019, *Liquids, Gases and Solids* (1989), which sold for $4.6 million in November 2019, and *Whiz Kids* (1987), which sold for $4.2 million in May 2015.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.


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2021 Auction Sales
$39,062,262

2021 Number of Lots Sold
164

ED RUSCHA

b. 1937, UNITED STATES


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STOCK

$1,610,000

INITIAL OFFERING

16.8%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on canvas | 30 × 30 in. (76 × 76 cm.)

Ed Ruscha's enigmatic text based paintings, documentary photography and artist books have made him one of the most influential American artists of the 20th Century.

The Painting is a prime example of Ed Ruscha's text-based work, which often explores the evolving nature of language, meaning and expression. The Painting belongs to Ruscha's "City Lights" series, which he began in 1985. With its grid-like composition of twinkling lights set against an inky black sky, the Painting presents an aerial view of Los Angeles at night, as viewed through the refracted window of an airplane. Emblazoned across the sparkling ground of the Painting are the words "SEAFOOD STOCK," rendered in Ruscha's characteristic typography, which he calls "Boy Scout Utility." The chosen phrase conjures up images of the sea, which visually contrasts against the cityscape background. The Painting and other examples from the "City Lights" series are important in the artist's oeuvre because the paintings showcase Ruscha's full adoption of airbrush as a medium. In the Painting, Ruscha exploits the soft, hazy quality of the airbrush to create the lights of the city, which creates a realistic, atmospheric quality. The "City Lights" series is considered one of Ruscha's most significant bodies of work and comprises approximately 65 examples, mostly created between 1985 and 1990. Similar works to the Painting are held in notable museum collections, including the Broad Art Foundation in Los Angeles, the Museum of Contemporary Art in Los Angeles, the San Francisco Museum of Modern Art and the Museum of Contemporary Art in Chicago, among others. As of October 14, 2022, the top three auction records for "City Lights" paintings are led by *I Tried to Remember to Forget* (1986), which sold for $8,237,000 at Sotheby's, New York on May 16, 2019, *Liquids, Gases and Solids* (1989), which sold for $4,575,000 at Christie's, New York on November 13, 2019, and *Whiz Kids* (1987), which sold for $4,197,000 at Christie's, New York on May 13, 2015. The Painting's subject, composition and execution make it a commercial and desirable work by Ed Ruscha.

Over the span of Ed Ruscha's impressive career, important institutional solo exhibitions have been organized by the Institute of Contemporary Arts, London, the Museum of Contemporary Art, Chicago, the Museum of Contemporary Art, Los Angeles, and the J., Paul Getty Museum, Los Angeles. Ruscha has also been the subject of several retrospectives including "Cotton Puffs, Q-tips®, Smoke and Mirrors," which opened at the Whitney Museum of American Art in 2004 and traveled to the Museum of Contemporary Art, Los Angeles, and the National Gallery of Art, Washington. In 2005, Ruscha was chosen to represent the United States in the Venice Biennale, and from 2009 to 2010, a retrospective organized by the Hayward Gallery traveled to Munich and Stockholm. In 2013, Times magazine ranked Ed Ruscha among the 100 most influential people in the world, and his paintings, photography and artist books have influenced subsequent generations of artists, from Bruce Nauman to Christopher Wool. Now in his eighties, the artist is represented by Gagosian Gallery, with whom he continues to exhibit new work. As of October 14, 2022 the top auction prices for the artist were achieved by *Hurting the Word Radio #2* (1964) which sold for $52,485,000 on November 13, 2019 at Sotheby's, New York, followed by *Smash* (1963) which sold for $30,405,000 on November 12, 2014 at Christie's, New York, and *Annie* (1962) which sold online for $22,975,000 on July 10, 2020 at Christie's.

AS OF OCTOBER 14, 2022, THE TOP AUCTION PRICES FOR THE ARTIST WERE ACHIEVED BY *HURTING THE WORD RADIO #2* (1964) WHICH SOLD FOR $52,485,000 ON NOVEMBER 13, 2019 AT SOTHEBY'S, NEW YORK, FOLLOWED BY *SMASH* (1963) WHICH SOLD FOR $30,405,000 ON NOVEMBER 12, 2014 AT CHRISTIE'S, NEW YORK AND *ANNIE* (1962) WHICH SOLD ONLINE FOR $22,975,000 ON JULY 10, 2020 AT CHRISTIE'S.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$5.0M
$3.8M
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Ed Ruscha (American, b. 1937) is an important American artist, whose use of imagery and techniques culled from commercial art and popular culture, closely connects him with Pop Art. Ruscha was born in Omaha, Nebraska, in 1937, and grew up in Oklahoma City. After graduating from high school in 1956, Rusha left home for California and drove west with his friend, artist Mason Williams. Ruscha settled in Los Angeles, which he viewed as the 'new frontier,' and enrolled at the Chouinard Art Institute, now the California Institute of the Arts (CalArts), where he studied under installation artist Robert Irwin. Initially intent on becoming a commercial artist, Ruscha focused his studies on graphic design, photography and advertising while working as a sign painter on the side. At Chouinard, Ruscha nurtured an interest in the subversive word play of the Dadaists, and at times, his work was met with disdain; reportedly, one painting was even burned by an enraged faculty member. Words and phrases first appeared in Ruscha's own artistic practice in 1959, and as his style developed, Ruscha began to portray the substance of language by treating words as visual constructs, often pairing the word with a form that complements its meaning: letters rendered in the liquid they are meant to describe or sculptural ribbons that curl into text. In 1962, Ruscha was included in "New Paintings of Common Objects," a seminal exhibition of Pop Art that was held at the Pasadena Art Museum and curated by Walter Hops, co-founder of the Ferus Gallery. During this time, Ruscha had become involved with a progressive group of young artists who showed with the influential Ferus Gallery, which included Ed Kienholz, Robert Irwin, Ed Moses, and Larry Bell among others, who had been deemed the "Cool School" by critic Phillip Leider in a 1964 issue of Artforum.




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ED RUSCHA


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IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Ed Ruscha with the following criteria: works on canvas created between 1985 and present that to the best of our ability to determine, are part of the "City Lights" series, and measure 10 inches by 10 inches to 75 inches by 75 inches. Examples with atypical lettering, such as "Inferno" (1987) were excluded from the comparable set. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.8% CAGR implied from selected sales occurring from October 8, 1988 to March 10, 2022.

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